SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 01-28190

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Camden National Corporation

Retirement Savings 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Camden National Corporation

2 Elm Street

Camden, Maine 04843

REQUIRED INFORMATION

The Camden National Corporation Retirement Savings 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2005 and 2004, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Camden National Corporation Retirement Savings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Camden National Corporation Retirement Savings 401(k) Plan

By:	/s/ Laurel J. Bouchard	Date: June 23, 2006
Laurel J. Bouchard
Chief Administrative Officer

By:	/s/ Robert W. Daigle	Date: June 23, 2006
Robert W. Daigle
President & CEO
Committee Member

Appendix 1

CAMDEN NATIONAL CORPORATION

RETIREMENT SAVINGS 401(k) PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2005 and 2004

With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 19, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 19, 2006

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value	$16,448,731	$15,916,266

Contributions receivable
Participants’	42,763	558
Employer	384,778	325,094

Total contributions receivable	427,541	325,652

Net assets available for benefits	$16,876,272	$16,241,918

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income
Interest and dividends	$746,045	$309,631
Net appreciation in fair value of investments	87,087	1,257,179

Net investment gain	833,132	1,566,810

Contributions
Employer	804,689	752,183
Participants’	996,078	966,832
Rollovers	139,798	343,439

Total contributions	1,940,565	2,062,454

Total additions	2,773,697	3,629,264

Deductions from net assets attributed to:
Benefits paid to participants	2,137,505	2,060,464
Administrative fees	1,838	2,363

Total deductions	2,139,343	2,062,827

Increase in net assets available for benefits	634,354	1,566,437

Net assets available for benefits

Beginning of year	16,241,918	14,675,481

End of year	$16,876,272	$16,241,918

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the Camden National Corporation Retirement Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Camden National Corporation (the Company) and its subsidiaries, Camden National Bank, Acadia Trust, N.A., and UnitedKingfield Bank, who have at least 30 days of service and are age twenty-one or older. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum percentage of compensation and dollar amount permissible under Section 402(g) of the Internal Revenue Code (IRC) not to exceed the limits of Code Sections 401(k), 404 and 415. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Company matches 100% of participants’ contributions, up to 3% of salary, and 50% of participants’ contributions that exceed 3% of salary, but do not exceed 5% of salary. The Company may also make additional discretionary matching and profit sharing contributions. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon, safe harbor matching contributions and discretionary matching contributions. Vesting in the Company profit sharing portion of their accounts, plus earnings thereon, is based on a seven-year graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or a 50% joint and survivor annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Accounting Policies

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Investments

Investments are recorded at their fair values. Quoted market prices are used to determine the fair values. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their principal amount, which approximates fair value.

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2005	2004
UnitedKingfield Bank Money Market Account	$2,150,366	$2,859,916
Fidelity Contrafund	1,403,004	—
Dodge & Cox Stock Fund	1,326,746	619,324
Janus Fund	—	1,251,243
Fidelity Growth and Income Fund	1,237,183	1,536,912
T. Rowe Price New Horizons Fund	936,547	1,019,541
Camden National Corporation common stock	963,614	1,282,559
Brandywine Fund	1,014,287	984,263
Fidelity Low-Priced Stock Fund	1,607,594	1,501,184
Franklin Mutual Series Beacon Fund	1,259,006	1,213,715
Vanguard Wellesley Income Fund	1,030,190	740,986
Vanguard Bond Index Total Market Index Fund	477,248	480,561

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

	2005	2004
Mutual funds	$333,670	$981,768
Common stock	(246,583)	275,411

	$87,087	$1,257,179

4.	Tax Status

The Plan obtained its latest determination letter dated April 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	Party-In-Interest Transactions

Acadia Trust, N.A. (Acadia) is the Plan’s trustee. As Acadia is a wholly owned subsidiary of the Company, employees of Acadia are also covered by the Plan. Compensation for services provided is paid directly by the Plan sponsor.

The Plan owned 29,307 and 32,544 shares of Camden National Corporation common stock valued at $963,614 and $1,282,559 at December 31, 2005 and 2004, respectively. Accordingly, these transactions qualify as party-in-interest.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 01-0413282  Plan #002

Required for IRS Form 5500

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Northern Institutional	Money Market	$1,194
*	UnitedKingfield Bank	Money Market	2,150,366
	Vanguard Retirement Savings Trust	Money Market	183,253
	Vanguard Bond Index Total Market Index Fund	Mutual Fund	477,248
	Vanguard Wellesley Income Fund	Mutual Fund	1,030,190
	Vanguard Life Strategy Income Fund	Mutual Fund	314,246
	Vanguard Life Strategy Conservative Growth Fund	Mutual Fund	108,050
	Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	207,020
	Vanguard Life Strategy Growth Fund	Mutual Fund	236,714
	Vanguard Short-Term Bond Index Fund	Mutual Fund	45,100
	Fidelity Growth and Income Fund	Mutual Fund	1,237,183
	Franklin Mutual Series Beacon Fund	Mutual Fund	1,259,006
	Brandywine Fund	Mutual Fund	1,014,287
	Fidelity Low-Priced Stock Fund	Mutual Fund	1,607,594
	T. Rowe Price New Horizons Fund	Mutual Fund	936,547
	T. Rowe Price International Stock Fund	Mutual Fund	320,366
	Dodge & Cox International Stock	Mutual Fund	704,458
	Fidelity Contrafund	Mutual Fund	1,403,004
	Dodge & Cox Stock Fund	Mutual Fund	1,326,746
	Royce Total Return Fund	Mutual Fund	457,060
*	Camden National Corporation	Common Stock, 29,307 shares	963,614
	Federated U.S. Treasury Cash Reserve	Cash Management Assets	79,954

*	Participant loans	4.00% - 7.75%, 10 years or less original maturity	385,531

			$16,448,731

*	Indicates party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of Camden National Corporation, we hereby consent to the incorporation by reference in Registration Statement No. 333-108214 of Camden National Corporation on Form S-8 of our report dated June 19, 2006, appearing in this Annual Report on Form 11-K of Camden National Corporation Retirement Savings 401(k) Plan for the year ended December 31, 2005.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 19, 2006